Exhibit 99.1

JinkoSolar Announces Second Quarter 2022 Financial Results

August 26, 2022

SHANGRAO, China, Aug. 26, 2022 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Business Highlights

•	Significant year-over-year growth in revenues and module shipments.
•	Demand in European markets remained strong; shipments to China market increased significantly year-over-year and sequentially.
•	Product mix was further optimized with the shipments of large-size products increasing to nearly 90% of total shipments.
•	The first phase of 16 GW N-type cells reached full capacity with mass production efficiency exceeding 24.8%.
•	We have high visibility for the order book of our premium N-type modules.

Second Quarter 2022 Operational and Financial Highlights

•	Quarterly shipments were 10,532 MW (10,183 MW for solar modules, and 349 MW for cells and wafers), up 25.5% sequentially, and up 102.4% year-over-year.
•	Total revenues were RMB18.84 billion (US$2.81 billion), up 27.6% sequentially and up 137.6% year-over-year. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules.
•	Gross profit was RMB2.77 billion (US$413.8 million), up 24.5% sequentially and up 103.9% year-over-year.
•	Gross margin was 14.7%, compared with 15.1% in Q1 2022 and 17.1% in Q2 2021. The sequential change was relatively flat and the year-over-year decrease was mainly due to an increase in the material cost of solar modules.
•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd's ordinary shareholders, which excludes the impact from a change in fair value of the convertible senior notes (the "Notes") and the share based compensations expenses, was RMB368.4 million (US$55.0 million), compared with RMB328.4 million in Q1 2022 and RMB264.1 million in Q2 2021. Due to the increase in the Company's stock price in Q2 2022, the Company recognized a loss from a change in fair value of the Notes of RMB536.9 million (US$80.2 million) in Q2 2022.
•	Net loss attributable to JinkoSolar Holding Co., Ltd's ordinary shareholders was RMB623.3 million (US$93.1 million), compared with net income attributable to JinkoSolar Holding Co., Ltd's ordinary shareholders of RMB28.9 million in Q1 2022 and RMB66.2 million in Q2 2021.
•	Basic and diluted losses per ordinary share were RMB3.15 (US$0.47) and RMB3.15 (US$0.47), respectively. This translates into basic and diluted losses per ADS of RMB12.60 (US$1.88) and RMB12.60 (US$1.88), respectively.

Mr. Xiande Li, JinkoSolar's Chairman of the Board of Directors and Chief Executive Officer, commented, "We had a good quarter despite difficult market conditions. Total module shipments in the second quarter were approximately 10.2GW, up 26.8% sequentially, and total revenues reached US$2.81 billion, up 27.6% sequentially. As polysilicon prices continued to rise, we actively worked to control internal costs through technical advancement and process improvement, partially offsetting the impact of higher upstream costs. Gross margin in the second quarter was 14.7%, remaining relatively flat compared with the first quarter. Excluding the impact of the convertible senior notes and share based compensations expenses, net income in the second quarter was US$55.0 million, improving sequentially.

Driven by the accelerating energy transition in several countries and businesses, as well as the energy crisis caused by the Russia-Ukraine conflict, demand for solar products continued to grow in many markets. In the first half of 2022, Europe imported a total of 42.4GW of PV modules, a year-on-year increase of 137%, and China achieved solar PV installations of 30.9 GW, a year-over-year increase of 136%. Given this better-than-expected growth in demand, released polysilicon production came up short and was further aggravated by annual maintenance programs, and power rationing and anti-pandemic restrictions in certain regions of China. As a result, polysilicon prices rose continuously, reaching a recent high of RMB310/kg, further increasing module prices. Higher module prices negatively affected project yields, causing the demand to deduce to some extent. We believe polysilicon prices will continue to increase and reach their peak in the third quarter. As polysilicon production gradually ramps up in the fourth quarter, polysilicon price increases are expected to moderate, driving a recovery of downstream demand.

Recently，the local government of Sichuan province has imposed province-wide power rationing measures and the production capacity of our manufacturing facilities in Sichuan province has been temporarily affected. We are currently unable to evaluate the extent to which our business operation and financial performance for full year 2022 will be affected by the power rationing measures in Sichuan Province, as it remains uncertain how long the power rationing measures will persist and when our Sichuan manufacturing facilities can resume full production. We are actively monitoring the situation and have implemented various measures to minimize the adverse impact from the power rationing on our business operations and financial performance.

During the second quarter, the proportion of large-size capacity increased sequentially, further improving our integrated structure. At the end of the quarter, our 16 GW of TOPCon cell capacity reached full production with a mass-production efficiency of over 24.8%, and yield rate and integrated cost were in line with our expectations. We recently started production at an additional 8 GW of N-type cell capacity in Hefei and commenced construction of another production project with 11 GW of N-type cell capacity in Haining.

As an industry pioneer embracing the TOPCon technology, we have recently achieved key technology breakthroughs in the currently selected TOPCon technology route that we believe we have created an entry-barrier related to core process and technology with industry-leading mass production efficiency, yield rate and cost levels. Our N-type products continue to be well-received by global customers and, so far, we have high visibility in our orderbook. Compared with P-type products, N-type products command a competitive premium as a result of improved technical parameters and additional power generation gain. We are confident that we will complete our full year N-type shipment goal. In addition, considering the release of new capacity in 2023 and increasing market penetration, we expect the proportion of N-type shipments to further increase.

In view of the current and expected supply chain and market conditions, we have adjusted our capacity expansion pace for mono wafer, cell, and modules for the rest of 2022, and as a result, we are currently expecting the annual production capacity for mono wafers, cells, and modules to reach 60 GW, 55 GW and 65 GW, respectively, by the end of 2022."

Second Quarter 2022 Financial Results

Total Revenues

Total revenues in the second quarter of 2022 were RMB18.84 billion (US$2.81 billion), an increase of 27.6% from RMB14.76 billion in the first quarter of 2022 and an increase of 137.6% from RMB7.93 billion in the second quarter of 2021. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules due to the increasing demand of global market.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2022 was RMB2.77 billion (US$413.8 million), compared with RMB2.23 billion in the first quarter of 2022 and RMB1.36 billion in the second quarter of 2021.

Gross margin was 14.7% in the second quarter of 2022, compared with 15.1% in the first quarter of 2022 and 17.1% in the second quarter of 2021. The sequential change was relatively flat and the year-over-year decrease was mainly due to an increase in the material cost of solar modules.

(Loss) /Income from Operations and Operating Margin

Loss from operations in the second quarter of 2022 was RMB 289.1 million (US$43.2 million), compared with income from operations of RMB40.8 million in the first quarter of 2022 and RMB356.4 million in the second quarter of 2021. The sequential and year-over-year decreases were mainly due to an increase in disposal and impairment loss on property, plant and equipment.

Operating loss margin was 1.5% in the second quarter of 2022, compared with operating profit margin of 0.3% in the first quarter of 2022 and 4.5% in the second quarter of 2021.

Total operating expenses in the second quarter of 2022 were RMB3.06 billion (US$457.0 million), an increase of 40.0% from RMB2.19 billion in the first quarter of 2022 and an increase of 205.2% from RMB1.00 billion in the second quarter of 2021. The sequential and year-over-year increases were mainly attributable to (i) an increase in shipping costs for solar modules (ii) an increase in disposal and impairment loss on property, plant and equipment, and (iii) an increase in share based compensations expenses in the second quarter of 2022.

Total operating expenses accounted for 16.2% of total revenues in the second quarter of 2022, compared to 14.8% in the first quarter of 2022 and 12.6% in the second quarter of 2021.

Interest Expenses, Net

Net interest expenses in the second quarter of 2022 were RMB88.0 million (US$13.1 million), a decrease of 45.7% from RMB162.2 million in the first quarter of 2022 and a decrease of 44.1% from RMB157.5 million in the second quarter of 2021. The sequential and year-over-year decreases were mainly due to a decrease in the Company's interest-bearing debts and an increase in interest income of bank deposits.

Subsidy Income

Subsidy income in the second quarter of 2022 was RMB464.8 million (US$69.4 million), compared with RMB305.3 million in the first quarter of 2022 and RMB162.2 million in the second quarter of 2021. The sequential and year over year increases were mainly attributable to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB225.7 million (US$33.7 million) in the second quarter of 2022, compared to a net exchange gain of RMB76.4 million in the first quarter of 2022 and a net exchange loss of RMB4.4 million in the second quarter of 2021. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of the US dollars against the RMB in the second quarter of 2022.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a loss from a change in fair value of the Notes of RMB536.9 million (US$80.2 million) in the second quarter of 2022, compared to a loss of RMB104.9 million in the first quarter of 2022 and RMB335.7 million in the second quarter of 2021. The change was primarily due to an increase in the Company's stock price in the second quarter of 2022.

Equity in Earnings/ (Loss) of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company recorded equity in loss of affiliated companies of RMB0.1 million in the second quarter of 2022, compared with earnings of RMB6.4 million in the first quarter of 2022 and loss of RMB0.3 million in the second quarter of 2021. The fluctuation of equity in loss of affiliated companies primarily arose from the net loss incurred by an affiliate company. The affiliated company terminated its interest swap arrangements in the first quarter of 2022. Hedge accounting was not applied for the derivative.

Income Tax Expense/ (Benefit)

The Company recorded an income tax expense of RMB118.1 million (US$17.6 million) in the second quarter of 2022, compared with an income tax expense of RMB71.0 million in the first quarter of 2022 and an income tax benefit of RMB6.9 million in the second quarter of 2021. The sequential increase in income tax expense was mainly due to higher profit (excluding the impact of a loss from change in fair value of the Notes of RMB536.9 million in the second quarter of 2022, compared with a loss of RMB104.9 million in the first quarter of 2022) generated compared to the first quarter of 2022.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB276.8 million (US$41.3 million) in the second quarter of 2022, compared with RMB75.3 million in the first quarter of 2022 and RMB100.7 million in the second quarter of 2021. The sequential increase was mainly attributable to the increase of net income of the Company's major subsidiary, Jinko Solar Co., Ltd ("Jiangxi Jinko"), and year-over-year increase was mainly attributable to the increase of non-controlling interests after Jiangxi Jinko completed its initial public offering ("IPO") and started trading on Shanghai Stock Exchange's Sci-Tech innovation board on January 26, 2022. After the IPO, the Company holds approximately 58.62% equity interest in Jiangxi Jinko. Ownership of non-controlling interests in Jiangxi Jinko increased from 26.72% to 41.38% due to the IPO.

Net Income/ (loss) and Earnings per Share

Excluding the impact from a change in fair value of the Notes and the share based compensations expenses ,the adjusted net income attributable to JinkoSolar Holding Co., Ltd's ordinary shareholders was RMB368.4 million (US$55.0 million), compared with RMB328.4 million in the first quarter of 2022 and RMB264.1 million in the second quarter of 2021.Net loss attributable to the Company's ordinary shareholders was RMB 623.3 million (US$93.1 million) in the second quarter of 2022, compared with net income attributable to the Company's ordinary shareholders of RMB28.9 million in the first quarter of 2022 and net income attributable to the Company's ordinary shareholders of RMB66.2 million in the second quarter of 2021.

Basic and diluted losses per ordinary share were RMB3.15 (US$0.47) and RMB3.15(US$0.47), respectively, during the second quarter of 2022, compared to basic and diluted earnings per ordinary share were RMB0.15 and RMB0.15, respectively, in the first quarter of 2022, and basic and diluted earnings per ordinary share were RMB0.35 and RMB0.35, respectively, in the second quarter of 2021. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB 12.60(US$1.88) and RMB12.60(US$1.88), respectively in the second quarter of 2022; basic and diluted earnings per ADS were RMB0.60 and RMB0.60, respectively, in the first quarter of 2022; and basic and diluted earnings per ADS were RMB1.39 and RMB1.38, respectively, in the second quarter of 2021.

Financial Position

As of June 30, 2022, the Company had RMB14.39 billion (US$2.15 billion) in cash and cash equivalents and restricted cash, compared with RMB16.87 billion as of March 31, 2022.

As of June 30, 2022, the Company's accounts receivables due from third parties were RMB11.13 billion (US$1.66 billion), compared with RMB8.56 billion as of March 31, 2022.

As of June 30, 2022, the Company's inventories were RMB18.50 billion (US$2.76 billion), compared with RMB15.95 billion as of March 31, 2022.

As of June 30, 2022, the Company's total interest-bearing debts were RMB25.70 billion (US$3.84 billion), compared with RMB27.46 billion as of March 31, 2022.

Second Quarter 2022 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 10,532 MW in the second quarter of 2022, including 10,183 MW for solar module shipments and 349 MW for cell and wafer shipments.

Solar Products Production Capacity

As of June 30, 2022, the Company's annual production capacity for mono wafer, solar cell and solar module was 43.0 GW, 42.0 GW and 50.0 GW, respectively.

Operations and Business Outlook Highlights

With continuous investments in R&D and technological innovation, we expect to continuously improve the mass production efficiency of N-type cells and integrated cost of N-type products by the end of 2022.

With more N-type production capacity being released in 2023 and the penetration ratio of N-type products increasing across the industry, we expect the proportion of N-type shipments in our total shipments to further increase.

Third Quarter and Full Year 2022 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the third quarter of 2022, the Company expects its total shipments to be in the range of 9.0 GW to 10.0 GW.

For full year 2022, the Company estimates its total shipments (including solar modules, cells and wafers) to be in the range of 35.0 GW to 40.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 60.0 GW, 55.0 GW and 65.0 GW, respectively, by the end of 2022.

Recent Business Developments

•	In April 2022, JinkoSolar achieved a major technical breakthrough for its 182 mm high-efficiency N-type monocrystalline silicon solar cell, setting a new world record again with the maximum solar conversion efficiency of 25.7% for its large-size monocrystalline silicon TOPCon solar cell.
•	In May 2022, JinkoSolar signed its first European Energy Storage Solution (ESS) Agreement with Memodo GmbH.
•	In May 2022, JinkoSolar was recognized as a Top Performer in the 2022 PV Module Reliability Scorecard published by PV Evolution Labs (PVEL). In May 2022, JinkoSolar's principal operating subsidiary, Jiangxi Jinko signed a new distribution agreement in Latin America with Aldo Solar for the distribution of 600 MW N-type Tiger Neo Modules.
•	In June 2022, JinkoSolar's Malaysia factory became its first overseas "RE100 factory" fully powered by renewables.
•	In July 2022, JinkoSolar's board of directors approved a share repurchase program, which authorized the Company to repurchase up to US$200 million of its ordinary shares represented by ADSs during an 18-month period.
•	In July 2022, JinkoSolar was recognized for "Overall High Achievement in Manufacturing" in the 2022 edition of the Renewable Energy Testing Center's PV Module Index Report.
•	In July 2022, JinkoSolar's principal operating subsidiary, Jiangxi Jinko, intends to issue convertible bonds in the principal amount of up to RMB10 billion.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, August 26, 2022 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day). Dial-in details for the earnings conference call are as follows:

Hong Kong / International: +852 3027 6500

U.S. Toll Free: +1 855-824-5644

Passcode:      19267538#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 2, 2022. The dial-in details for the replay are as follows:

International: +61 2 8325 2405

U.S.:            +1 646 982 0473

Passcode:      520003860#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 43.0 GW for mono wafers, 42.0 GW for solar cells, and 50.0 GW for solar modules, as of June 30, 2022.

JinkoSolar has 13 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of June 30, 2022.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2022, which was RMB6.6981 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd. Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the six months ended
	Jun 30, 2021	Mar 31, 2022	Jun 30, 2022		Jun 30, 2021	Jun 30, 2022
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues from third parties	7,925,417	14,727,499	18,730,454	2,796,383	15,865,467	33,457,953	4,995,141
Revenues from related parties	2,799	37,285	110,688	16,525	3,343	147,973	22,092
Total revenues	7,928,216	14,764,784	18,841,142	2,812,908	15,868,810	33,605,926	5,017,233
Cost of revenues	(6,569,088)	(12,538,177)	(16,069,363)	(2,399,093)	(13,151,310)	(28,607,540)	(4,270,993)
Gross profit	1,359,128	2,226,607	2,771,779	413,815	2,717,500	4,998,386	746,240
Operating expenses:
Selling and marketing	(509,440)	(1,384,467)	(1,622,544)	(242,240)	(1,124,296)	(3,007,011)	(448,935)
General and administrative	(378,503)	(656,413)	(1,131,984)	(169,001)	(742,375)	(1,788,397)	(267,001)
Research and development	(114,806)	(144,975)	(149,703)	(22,350)	(221,950)	(294,678)	(43,994)
Impairment of long-lived assets	-	-	(156,598)	(23,379)	(123,405)	(156,598)	(23,379)
Total operating expenses	(1,002,749)	(2,185,855)	(3,060,829)	(456,970)	(2,212,026)	(5,246,684)	(783,309)
(Loss)/Income from operations	356,379	40,752	(289,050)	(43,155)	505,474	(248,298)	(37,069)
Interest expenses, net	(157,523)	(162,198)	(88,041)	(13,144)	(314,058)	(250,239)	(37,360)
Subsidy income	162,216	305,296	464,756	69,386	292,531	770,052	114,966
Exchange gain/(loss)	(110,256)	6,383	389,216	58,108	(181,799)	395,599	59,061
Change in fair value of commodity futures	-	486	(4,119)	(615)	-	(3,633)	(542)
Change in fair value of foreign exchange derivatives	105,812	70,047	(163,551)	(24,418)	150,716	(93,504)	(13,960)
Change in fair value of convertible senior notes and call option	(197,733)	(104,936)	(536,902)	(80,157)	(18,629)	(641,838)	(95,824)
Other income/(loss), net	1,366	13,018	(587)	(88)	4,605	12,431	1,856
(Loss)/ Income before income taxes	160,261	168,848	(228,278)	(34,083)	438,840	(59,430)	(8,872)
Income tax expenses	6,900	(71,021)	(118,089)	(17,630)	(45,310)	(189,110)	(28,233)
Equity in earnings/(loss) of affiliated companies	(268)	6,446	(117)	(17)	43,180	6,329	945
Net (loss)/income	166,893	104,273	(346,484)	(51,730)	436,710	(242,211)	(36,160)
Less: Net income attributable to non-controlling interests	(100,657)	(75,336)	(276,785)	(41,323)	(149,382)	(352,121)	(52,570)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	66,236	28,937	(623,269)	(93,053)	287,328	(594,332)	(88,730)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.35	0.15	(3.15)	(0.47)	1.51	(3.05)	(0.46)
Diluted	0.35	0.15	(3.15)	(0.47)	1.09	(3.05)	(0.46)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	1.39	0.60	(12.60)	(1.88)	6.03	(12.18)	(1.82)
Diluted	1.38	0.60	(12.60)	(1.88)	4.36	(12.18)	(1.82)

Weighted average ordinary shares outstanding:
Basic	190,716,434	192,314,636	197,894,301	197,894,301	190,573,717	195,119,882	195,119,882
Diluted	191,192,954	192,578,950	197,894,301	197,894,301	205,653,994	195,119,882	195,119,882

Weighted average ADS outstanding:
Basic	47,679,108	48,078,659	49,473,575	49,473,575	47,643,429	48,779,971	48,779,971
Diluted	47,798,239	48,144,737	49,473,575	49,473,575	51,413,499	48,779,971	48,779,971

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net (loss)/income	166,893	104,273	(346,484)	(51,730)	436,710	(242,211)	(36,160)
Other comprehensive income/(loss):
-Foreign currency translation adjustments	(64,338)	(30,526)	217,564	32,482	24,663	187,038	27,924
-Change in the instrument-specific credit risk	22,772	37,559	20,571	3,071	45,410	58,130	8,679
Comprehensive income/(loss)	125,327	111,306	(108,349)	(16,177)	506,783	2,957	443
Less: Comprehensive income attributable to non-controlling interests	(100,657)	(75,336)	(337,435)	(50,378)	(149,382)	(412,771)	(61,625)
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	24,670	35,970	(445,784)	(66,555)	357,401	(409,814)	(61,182)

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2021	Jun 30, 2022
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	8,321,415	13,284,511	1,983,325
Restricted cash	602,044	1,109,368	165,624
Restricted short-term investments	9,261,918	15,080,635	2,251,480
Short-term investments	150,000	-	-
Accounts receivable, net - related parties	29,417	206,823	30,878
Accounts receivable, net - third parties	7,471,103	11,134,427	1,662,326
Notes receivable, net - related parties	-	3,055	456
Notes receivable, net - third parties	1,689,102	2,695,333	402,403
Advances to suppliers, net - third parties	1,536,155	3,273,035	488,651
Inventories, net	13,252,352	18,495,775	2,761,347
Forward contract receivables	73,532	41,656	6,219
Prepayments and other current assets, net - related parties	17,348	56,657	8,459
Prepayments and other current assets, net	2,435,056	2,888,713	431,273
Held-for-sale assets	684,631	101,835	15,204
Available-for-sale securities		100,753	15,042
Total current assets	45,524,073	68,472,576	10,222,687

Non-current assets:
Restricted cash	1,204,697	1,577,702	235,545
Accounts receivable, net - third parties	27,624	-	-
Long-term investments	633,866	727,655	108,636
Property, plant and equipment, net	19,969,894	26,243,745	3,918,088
Land use rights, net	1,090,057	1,196,542	178,639
Intangible assets, net	55,484	70,142	10,472
Financing lease right-of-use assets, net	628,592	595,101	88,846
Operating lease right-of-use assets, net	438,270	413,945	61,801
Deferred tax assets	371,767	371,767	55,503
Advances to suppliers to be utilised beyond one year	296,709	409,232	61,097
Other assets, net - related parties	3,292	42,024	6,274
Other assets, net - third parties	2,739,159	3,123,018	466,254
Total non-current assets	27,459,411	34,770,873	5,191,155

Total assets	72,983,484	103,243,449	15,413,842

LIABILITIES
Current liabilities:
Accounts payable - related parties	15,863	-	-
Accounts payable - third parties	6,799,854	7,583,579	1,132,199
Notes payable - third parties	12,072,223	27,148,818	4,053,212
Accrued payroll and welfare expenses	1,240,791	1,350,463	201,619
Advances from third parties	5,914,354	7,443,869	1,111,340
Income tax payable	214,856	209,148	31,225
Other payables and accruals	4,844,077	7,173,372	1,070,959
Other payables due to related parties	2,230	3,640	543
Forward contract payables	2,659	122,446	18,281
Financing lease liabilities - current	194,939	200,848	29,986
Operating lease liabilities - current	62,515	67,907	10,138
Short-term borrowings from third parties, including current portion of long-term bank borrowings	13,339,367	11,621,199	1,734,999
Guarantee liabilities to related parties	2,500	2,360	352
Held-for-sale liabilities	553,234	-	-
Deferred revenue	200,000	-	-
Total current liabilities	45,459,462	62,927,649	9,394,853

Non-current liabilities:
Long-term borrowings	9,896,455	11,602,602	1,732,223
Convertible senior notes	1,098,736	1,714,045	255,900
Accrued warranty costs - non current	858,641	1,021,123	152,450
Financing lease liabilities	236,373	140,516	20,978
Operating lease liabilities	385,420	349,417	52,167
Deferred tax liability	183,003	183,003	27,322
Long-term Payables	568,495	587,803	87,757
Guarantee liabilities to related parties - non current	9,642	8,501	1,269
Total non-current liabilities	13,236,765	15,607,010	2,330,066

Total liabilities	58,696,227	78,534,659	11,724,919
SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares
authorized, 193,770,753 and 202,709,317 shares issued as of
December 31, 2021 and June 30, 2022, respectively)	26	28	4
Additional paid-in capital	5,617,923	9,598,481	1,433,015
Statutory reserves	700,244	700,244	104,544
Accumulated other comprehensive income	(154,375)	30,143	4,500
Treasury stock, at cost; 2,945,840 ordinary shares as of
December 31, 2021 and June 30, 2022	(43,170)	(43,170)	(6,445)
Accumulated retained earnings	4,929,138	4,334,806	647,168

Total JinkoSolar Holding Co., Ltd. shareholders' equity	11,049,786	14,620,532	2,182,786

Non-controlling interests	3,237,471	10,088,258	1,506,137

Total shareholders' equity	14,287,257	24,708,790	3,688,923

Total liabilities and shareholders' equity	72,983,484	103,243,449	15,413,842

View original content:https://www.prnewswire.com/news-releases/jinkosolar-announces-second-quarter-2022-financial-results-301613077.html SOURCE JinkoSolar Holding Co., Ltd.